EXHIBIT 99.1

GOLD STANDARD COMMENCES DRILLING AT THE PINION AND DARK STAR OXIDE GOLD DEPOSITS AND COMMENCES METALLURGICAL TESTING

May 28, 2015 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company) is pleased to report that reverse circulation (RC) drilling has begun on the Pinion gold deposit at its 100%-owned Railroad-Pinion Project in Nevada’s Carlin Trend. The Company is drilling with two rigs focused on several new exploration targets at northwest and southeast Pinion.

Jonathan Awde, President and CEO stated “This is a very exciting time for Gold Standard and its shareholders as the Company begins our 2015 drilling programs. GSV is financed, has aligned itself with a strategic investor and is in the process of defining a new major gold district in the Carlin Trend.”

The Company plans to drill 6,000m in three targets--northwest Pinion, southeast Pinion and Dark Star.

The objective of the drilling in northwest and southeast Pinion is to expand the shallow oxide resource.  Approximately 3,500 meters will be drilled in an initial phase which will test favorable new surface exploration targets identified through soil samples and gravity data achieved in 2014.

At southeast Pinion, the Company also plans to drill a deeper RC hole within the footwall of the Bullion Fault Corridor to test for a repeated multi-lithic collapse breccia hosted gold zone beneath the Pinion resource.  This is a new target that emerged from deeper drilling and cross section interpretation in 2014.  The geologic setting and alteration in the target area are analogous to that of the high-grade lower zone mineralization at the North Bullion deposit 10 km to the north.

The Company also plans to drill over 2,000 meters at its Dark Star target with a goal to extend areas of shallow oxide gold mineralization along strike and at depth, and to test new targets identified through the new 3D geological model and CSAMT data (http://goldstandardv.com/dark-star-phase-1).  Gold mineralization is related to a north to north-northeast-striking zone of alteration focused along west-dipping contacts with and within a coarse Pennsylvanian conglomerate and bioclastic limestone bearing unit.

Surface exploration programs including soils and gravity are underway which will identify additional oxide gold targets within the north-striking Dark Star structural and dike trend which is approximately 4km long.

The company is also commencing a metallurgical program which will be designed by Dr. Sevket Acar, a 30 year veteran of Newmont Mining Corporation who was responsible for metallurgical testing and process design for numerous operating mines including a number of Carlin Trend gold deposits.

Mac Jackson, Gold Standard’s Vice President of Exploration, stated “Our Phase 1 2015 program is in progress. It is a multi-faceted approach designed to 1) drill new untested targets, 2) continue to expand the Pinion and Dark Star deposits along strike, and 3) begin pre-development engineering, metallurgy and environmental studies at Pinion/Dark Star.  Pressing ahead on multiple fronts simultaneously will enable us to expedite an economic evaluation of the Pinion/Dark Star open pit, oxide opportunity. Dr. Sevket Acar is a very important addition to our team, ensuring high quality metallurgical testing and process design. Optimizing metal recoveries is likely to make a significant contribution to the value of Pinion and Dark Star.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every forty samples. The samples are delivered to ALS Minerals preparation facility in Elko, NV where the samples are crushed, screened and pulverized.  Sample pulps are shipped to ALS Minerals certified laboratory in Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an ICP-AES finish on a 30 gram split.    All other elements are determined by a 2 acid ICP analysis at ALS Minerals in Vancouver.  Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the  Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of  23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com